STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
 New York, New York  10038
June 1, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott and Jason Fox

Re:	Dreyfus Institutional Preferred Money Market Funds (File Nos: 333-210926; 811-08211) Registration Statement on Form N-14

Ladies and Gentlemen:
On behalf of the above-referenced Registrant, on or about June 2, 2016 we plan to file with the Securities and Exchange Commission (the "Commission") pursuant to Rule 497 under the Securities Act of 1933, as amended, the definitive versions of the prospectus/proxy statement (the "Prospectus/Proxy Statement") and statement of additional information ("SAI") of the Registrant.  The filing will be marked to show changes from the versions of the Prospectus/Proxy Statement and SAI filed as part of Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") filed on May 26, 2016.  The Prospectus/Proxy Statement will incorporate comments to Amendment No. 1 that were given telephonically by Patrick Scott and Sally Samuel of the staff (the "Staff") of the Commission to the undersigned on May 27, 2016 and May 31, 2016, respectively.  The Registrant's Tandy representation was filed on May 27, 2016 with its request for acceleration of effectiveness of the Registration Statement.

Our responses to the Staff's comments are below.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment.  Capitalized terms used and not defined herein have the meanings ascribed to them in Amendment No. 1.
Prospectus/Proxy Statement
Summary—Fees and Expenses
1.	Staff Comment: Please revise the fee table and Example using the Fund's fees and expenses as of the six-month period ended October 31, 2015 and revise the related disclosure (i.e., references to the "as of" date for the Fund's fee and expense information) in the second paragraph and in the paragraph preceding the Example accordingly.
Response:  The fee table and Example will be revised using the Fund's fees and expenses as of the six-month period ended October 31, 2015 in the definitive version of the Prospectus/Proxy Statement.  In addition, the following changes will be made:
Questions and Answers—Will the proposed reorganization result in a higher management fee or higher total fund expenses?—The last sentence will be revised to state:  "In addition, the Acquiring Fund's Hamilton shares have the same total annual expense ratio as the Fund's Institutional shares . . . , based on expenses of the funds as of the end of the Fund's most recent semi-annual period and the Acquiring Fund's most recent fiscal year end."
Prospectus/Proxy Statement—Summary—Fees and Expenses—The last sentence of the first paragraph will be revised to state:  "Hamilton shares of the Acquiring Fund have the same total annual expense ratio as Institutional shares of the Fund . . . , based on expenses of the funds as of the end of the Fund's most recent semi-annual period and the Acquiring Fund's most recent fiscal year end."
The first two sentences of the second paragraph will be revised to state:  "The fees and expenses set forth in the table below for the Fund are as of its semi-annual period ended October 31, 2015 and for the Acquiring Fund are as of its fiscal year ended March 31, 2016.  The "Pro Forma After Reorganization" operating expenses information set forth in the table below is based on the fees and expenses of each fund, as of the fiscal periods noted above . . . ."
The fourth sentence of the Example will be revised to state:  "The Example is based on the operating expenses of the funds, as of the respective fiscal periods noted above."
Information About the Reorganization—Agreement and Plan of Reorganization
2.	Staff Comment: The first sentence of the first paragraph states: "The following summary of the Plan is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A." Please revise the sentence to state: "The following summary of the Plan is qualified by reference to the more complete information contained in the Plan attached to this Prospectus/Proxy Statement as Exhibit A."
Response:  The requested change will be made in the definitive version of the Prospectus/Proxy Statement.
3.	Staff Comment: The last sentence of the fifth paragraph states: "The Fund and the Acquiring Fund, however, will bear their respective portfolio transaction costs whether or not associated with the Reorganization." Please revise the sentence to state: "The Fund and the Acquiring Fund, however, will bear their respective portfolio transaction costs whether or not associated with the Reorganization as discussed in more detail below under 'Information About the Reorganization—Sale of Portfolio Securities.'"
Response:  The requested change will be made in the definitive version of the Prospectus/Proxy Statement.
Part C
4.	Staff Comment: Please include in a subsequent post-effective amendment to the Registration Statement an undertaking relating to indemnification in substantially the following form pursuant to Rule 484 under the Securities Act:
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Response:  The Registrant will include the undertaking in a subsequent post-effective amendment to the Registration Statement that will be filed with the Commission after the Reorganization is consummated in order to file the opinion of tax counsel to the Fund and Acquiring Fund.
As noted above, we anticipate filing the definitive version of the Prospectus/Proxy Statement and SAI on or about June 2, 2016.  In no event will we file those documents until we are advised that the Registration Statement has been declared effective, as requested.  We hope that the Staff finds that this letter is responsive to the Staff's comments.  Should members of the Staff have any questions or comments, please contact me at 212.806.6638 or, in my absence, contact Nicole M. Runyan at 212.806.6443.
Very truly yours,
/s/  Lauren Connolly
Lauren Connolly

cc:           Nicole M. Runyan
Jeff Prusnofsky